UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Diversified Restaurant Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

25532M 10 5
(CUSIP Number)

D. Richard McDonald
Dykema Gossett PLLC
39577 Woodward Avenue, Suite 300
Bloomfield Hills, Michigan 48304
248-203-0859
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2019 (See Introduction)
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25532M 10 5
1	NAMES OF REPORTING PERSON T. Michael Ansley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	10,223,557
	8	SHARED VOTING POWER	—
	9	SOLE DISPOSITIVE POWER	10,223,557
	10	SHARED DISPOSITIVE POWER	—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,223,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	30.70%	*
14	IN

*Based on 33,324,160 shares outstanding as of November 20, 2019.

Introduction

This Amendment No. 5 amends and supplements the Schedule 13D originally filed on February 11, 2013, as amended on March 12, 2013, February 14, 2014, December 16, 2014 and September 14, 2018 by T. Michael Ansley (“Mr. Ansley” or the “Reporting Person”) with respect to the common stock, par value $0.0001 per share (“Common Stock”) of Diversified Restaurant Holdings, Inc. (the “Issuer”). Information given in response to each Item herein shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

Items 2 (a), (b) and (c) are hereby amended and restated as follows:

This statement is filed by Mr. Ansley, who is a Director, Executive Chairman and Acting President and Chief Executive Officer of the Issuer. His business address is that of the Issuer's stated above.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:
On November 6, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Golden Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Company surviving the Merger as wholly owned subsidiary of Parent.
In connection with the execution of the Merger Agreement, Mr. Ansley entered into a voting agreement (the “Voting Agreement”) with Parent pursuant to which Mr. Ansley, among other things, agreed to vote his shares of Common Stock (i) in favor of the adoption of the Merger Agreement and any matter that would reasonably be expected to facilitate the Merger (including any adjournment of any meeting of the stockholders of the Company in order to solicit additional proxies in favor of the adoption of the Merger Agreement) and (ii) against any Acquisition Proposal and any other matter that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other Transactions in any material respects. The obligations and rights under the Voting Agreement terminate upon the earliest (i) the first business day following the date on which the Company Requisite Vote shall have been obtained; (ii) the date and time of the termination of the Merger Agreement in compliance with its terms; (iii) the occurrence of a Change of Recommendation; or (iv) the amendment of the Merger Agreement without the prior written consent of Mr. Ansley, in a manner that imposes any restrictions on the right of the Company’s stockholders to receive the Per Share Merger Consideration or reduces the amount or changes the form of the Per Share Merger Consideration.
The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, reference is made to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 6, 2019
Item 5. Interest in Securities of the Issuer

Items 5 (a) and (b) are hereby amended and restated as follows:

(a) As of the date of this Amendment No. 5, Mr. Ansley is deemed to beneficially own 10,223,577 shares of the Common Stock, which represents approximately 30.7% of the outstanding shares of Common Stock, based on the number of Common Stock outstanding on November 12, 2019, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the SEC on November 13, 2019.
(b) Subject to the terms of the Voting Agreement, Mr. Ansley has sole power to vote, direct the vote, or to direct disposition of 10, 223,577 shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The response in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1    Voting Agreement

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIVERSIFIED RESTAURANT HOLDINGS, INC.

Dated:	November 22, 2019	By: /s/ T. Michael Ansley
Name: T. Michael Ansley